UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF No. 06.057.223/0001-71 NIRE 33.300.272.909

NOTICE TO SHAREHOLDERS

Sendas Distribuidora S.A. (“Company”) hereby informs its shareholders an the market in general that, at the Annual and Extraordinary Shareholders’ Meeting of the Company held on this date (“Shareholders’ Meeting”), it was approved the distribution of dividends in the amount of BRL 19,607,625.02, equivalent to BRL 0.0145456599 per common share issued by the Company, deducted the shares held in treasury.

This amount, added to the BRL 125.000.000,00 (BRL 108,650,714.52 being the net of withholding income tax) declared and paid as interest on equity (juros sobre o capital próprio), pursuant to the Company’s Board of Directors Meeting held on December 30, 2024, totals BRL 128,258,339.54, equivalent to 25% of the Company’s adjusted net income related to the fiscal year ending on December 31, 2024.

For holders of the Company’s shares traded on Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (“B3”), the payment of the dividend will be made on June 23, 2025, based on the shareholding position of April 25, 2025 (including). The shares issued by the Company will be traded ex-dividends on B3 on April 28, 2025 (including). There will be no monetary restatement or incidence of interest between the date of declaration of the dividends and the date of actual payment. The dividends are also exempt from Income Tax, in accordance with article 10 of Law No. 9,249/95 and article 72 of Law No. 12,973/14.

Regarding the American Depositary Receipts traded on the New York Stock Exchange - NYSE (“ADR”), the payment will be made through JPMorgan Chase Bank, N.A., the ADR depositary bank. Holders of ADRs can obtain information regarding the payment of the dividends at https://adr.com.

The minutes of the Shareholders’ Meeting was filed at the Company’s headquarters and is available on the Company’s website (https://ri.assai.com.br) and on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.gov.br/cvm) and the B3 (www.b3.com.br).

Rio de Janeiro, April 25, 2025.

Belmiro de Figueiredo Gomes

CEO and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2025

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.